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                 [LETTERHEAD OF EBANK FINANCIAL SERVICES, INC.]

February __, 2004



Dear Shareholder or Employee:

Enclosed with this letter is the Prospectus of the Company, in connection with the Company's offering of up to an additional 3,703,704 shares of its common stock at a price of $1.08 per share. For a complete description of this offering, including instructions concerning the submission of a completed subscription agreement and payment for shares, please refer to the accompanying Prospectus.

This offering is being made to, and subscriptions will be accepted from, only investors who are residents of the States of Georgia, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee and Virginia, subject to the effective registration of the offering under the laws of each such state. We are not offering to sell these securities, nor are we soliciting any offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

For the first 30 days, we will accept subscriptions on a "first come first served" basis only from holders of currently outstanding shares of our common stock and our 8% cumulative convertible Series A preferred stock, and from our directors, officers and employees who are residents of those states in which this offering is being made. On the 31st day following the date of the enclosed Prospectus, we will begin accepting subscriptions from the general public in such states, with any remaining available shares being allocated among subscribers in any manner determined by our Board of Directors, acting in the Board's sole discretion. The Offering will terminate 90 days following the date of this Prospectus, although we may extend this offering for one additional 30-day period in our sole discretion.

Any shareholder or employee who wishes to request additional copies of the Prospectus and accompanying materials, or who wishes to ask questions concerning this offering or the procedures for completing subscriptions, should contact the Placement Agent for the offering, Jones, Byrd & Attkisson, Inc.,
Att'n: Ron Attkisson, 2839 Paces Ferry Road, Suite 320, Atlanta, Georgia 30339, Telephone (770) 431-6200.

Yours very truly,


/s/ James L. Box


James L. Box
President and Chief Executive Officer